240.13d-102Schedule 13GInformation to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*
LIONHEART ACQUISITION CORP I
(Name of Issuer)
COMMON STOCK,
(Title of Class of Securities)
53625R104
(CUSIP Number)
DECEMBER 31, 2021
(Date of Event Which Requires Filing of this
Statement)
Check the appropriate box to designate the rule
 pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[] Rule 13d-1(c)
[] Rule 13d-1(d)
The remainder of this cover page shall be
filled out for a reporting person's initial
 filing on this form with respect to the
subject class of securities, and for any
subsequent amendment containing information
 which would alter the disclosures provided
 in a prior cover page.
The information required in the remainder
 of this cover page shall not be deemed
to be filed for the purpose of Section
 18 of the Securities Exchange Act of 1934
 (Act) or otherwise subject to the
 liabilities of that section of the
 Act but shall be subject to all other
 provisions of the Act (however, see
the Notes).
CUSIP No. 53625R104
(1) Names of reporting persons
OMNI EVENT MANAGEMENT
(2) Check the appropriate box
if a member of a group
(a)
(see instructions)
(b)
(3) SEC use only
(4) Citizenship or place of
organization:
4TH FLOOR, 15 GOLDEN SQUARE,
LONDON W1F 9JG, UK
Number of shares beneficially
owned by each reporting person with:
(5) Sole voting power
(6) Shared voting power
1,859,781
(7) Sole dispositive power
(8) Shared dispositive power
(9) Aggregate amount beneficially
owned by each reporting person
1,859,781
(10) Check if the aggregate amount
 in Row (9) excludes certain shares
 (see instructions)
(11) Percent of class represented
by amount in Row (9)
7.86%
(12) Type of reporting person
 (see instructions)
IA
Page of Pages
Instructions for Cover Page:
(1) Names of Reporting Persons Furnish
 the full legal name of each person for
whom the report is filed i.e., each person required to sign the schedule itself including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person.
(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the
 reporting person disclaims membership
in a group or describes a relationship
 with other person but does not affirm
the existence of a group, please check
 row 2(b) unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].
(3) The third row is for SEC internal use;
 please leave blank.
(4) Citizenship or Place of Organization
Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.
(5)-(9), (11) Aggregated Amount Beneficially
 Owned By Each Reporting Person, etc.Rows
(5) through (9) inclusive, and (11) are
to be completed in accordance with the
provisions of Item 4 of Schedule 13G.
All percentages are to be rounded off
to the nearest tenth (one place after
decimal point).
(10) Check if the aggregate amount
reported as beneficially owned in row
 (9) does not include shares as to which
 beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the
 Securities Exchange Act of 1934.
(12) Type of Reporting PersonPlease classify each reporting person according to the following breakdown (see Item 3 of Schedule
 13G) and place the appropriate Symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
NonU.S. Institution
FI
Other
OO
NOTES: Attach as many copies of the
second part
of the cover page as are needed, one
reporting person per page.
Filing persons may, in order to avoid
 unnecessary duplication, answer items
 on the schedules (Schedule 13D, 13G or
TO) by appropriate cross references to
an item or items on the cover page(s).
This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item.
 Moreover, such a use of a cover page
item will result in the item becoming
 a part of the schedule and
accordingly being considered
 as filed for purposes of
section 18 of the Securities
Exchange Act or otherwise
subject to the liabilities of
that section of the Act.
Reporting persons may comply
 with their cover page filing
 requirements by filing either
 completed copies of the blank
forms available from the Commission,
printed or typed facsimiles,
or computer printed facsimiles,
 provided the documents filed
have identical formats to the
forms prescribed in the Commission's
regulations and meet existing
 Securities Exchange Act rules
as to such matters as clarity
and size (Securities Exchange
Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR
COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g)
and 23 of the Securities Exchange
Act of 1934 and the rules and
 regulations thereunder, the
Commission is authorized to
solicit the information required
to be supplied by this schedule
 by certain security holders
of certain issuers.
Disclosure of the information
 specified in this schedule is
mandatory. The information will
be used for the primary purpose
of determining and disclosing the
holdings of certain beneficial
This statement will be made a
matter of public record.
Therefore, any information
given will be available for
inspection by any member of
the public.
Because of the public nature
of the information, the
Commission can use it for
a variety of purposes,
 including referral to other
 governmental authorities or
securities self-regulatory
organizations for investigatory
purposes or in connection with
litigation involving the Federal
 securities laws or other civil,
criminal or regulatory statutes
 or provisions.
Failure to disclose the information
requested by this schedule may result
 in civil or criminal action against
the persons involved for violation of
 the Federal securities laws and rules
 promulgated thereunder.
Instructions. A. Statements filed
pursuant to Rule 13d-1(b) containing
the information required by this
 schedule shall be filed not later than
February 14 following the calendar year
covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c).
Statements filed pursuant to Rule 13d-1(d) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d).
Statements filed pursuant to Rule 13d-1(c) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and
 13d-2(b).
B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be
incorporated by reference in response
to any of the items of this schedule.
If such information is incorporated by
 reference in this schedule, copies of
the relevant pages of such form shall
be filed as an exhibit to this schedule.
C. The item numbers and captions of the
items shall be included but the text of
 the items is to be omitted. The answers
 to the items shall be so prepared as to
indicate clearly the coverage of the
items without referring to the text of
the items. Answer every item. If an
item is inapplicable or the answer
 is in the negative, so state.
Item 1(a) Name of issuer:_
LIONHEART ACQUISITION CORP I
Item 1(b) Address of issuer's principal executive offices:
4218 NE 2ND AVENUE, MIAMI, FL 33137
2(a) Name of person filing:
OMNI EVENT MANAGEMENT LIMITED
2(b) Address or principal business office or,
 if none, residence:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG,
 UK
2(c) Citizenship:
UNITED KINGDOM
2(d) Title of class of securities:
COMMON STOCK
2(e) CUSIP No.:
53625R104
Item 3. If this statement is filed
pursuant to 240.13d-1(b) or 240.13d-2
(b) or (c), check whether the person
filing is a:
     (a) Broker or dealer registered
under section 15 of the Act (15 U.S.C.
78o);
     (b) Bank as defined in section
3(a)(6) of the Act (15 U.S.C. 78c);
     (c) Insurance company as defined
 in section 3(a)(19) of the Act (15
U.S.C. 78c);
     (d) X Investment company
 registered under section 8 of
the Investment Company Act of
1940 (15 U.S.C 80a-8);
     (e) An investment adviser
in accordance with 240.13d-1(b)(1)(ii)(E);
     (f) An employee benefit plan or
endowment fund in accordance with 240.
13d-1(b)(1)(ii)(F);
     (g) A parent holding company or
control person in accordance with 240.
13d-1(b)(1)(ii)(G);
     (h) A savings associations as
defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
     (i) A church plan that is excluded
from the definition of an investment
 company under section 3(c)(14) of the
Investment Company Act of 1940 (15
 U.S.C. 80a-3);
     (j) A non-U.S. institution in
accordance with 240.13d-1(b)(1)(ii)(J);
     (k) Group, in accordance with
240.13d-1(b)(1)(ii)(K). If filing as
 a non-U.S. institution in accordance
with 240.13d-1(b)(1)(ii)(J), please
specify the type of institution:
Item 4. Ownership
Provide the following information
regarding the aggregate number and
 percentage of the class of
securities of the issuer identified in
Item 1.
(a) Amount beneficially owned: _____1,859,781.
(b) Percent of class: ____7.86%.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct
the vote _____.
(ii) Shared power to vote or to direct
 the vote _____1,859,781.
(iii) Sole power to dispose or to
direct the disposition of _____.
(iv) Shared power to dispose or to
direct the disposition of _____.
Instruction. For computations
regarding securities which represent
 a right to acquire an underlying
security see 240.13d-3(d)(1).
Item 5. Ownership of 5 Percent or
Less of a Class. If this statement
is being filed to report the fact
that as of the date hereof the
reporting person has ceased to
be the beneficial owner of more
 than 5 percent of the class
of securities, check the
following.
Instruction. Dissolution of
a group requires a response
to this item.
Item 6. Ownership of More than
5 Percent on Behalf of Another
 Person. If any other person is
 known to have the right to
 receive or the power to direct
the receipt of dividends from,
 or the proceeds from the sale
 of, such securities, a statement
 to that effect should be included
 in response to this item and, if
 such interest relates to more
than 5 percent of the class,
 such person should be identified.
 A listing of the shareholders of
an investment company registered
under the Investment Company Act
of 1940 or the beneficiaries of
 employee benefit plan, pension
fund or endowment fund is not
required.
Item 7. Identification and
Classification of the Subsidiary
 Which Acquired the Security
 Being Reported on by the Parent
 Holding Company or Control Person.
 If a parent holding company or
control person has filed this
schedule pursuant to Rule 13d-1
(b)(1)(ii)(G), so indicate under
Item 3(g) and attach an exhibit
stating the identity and the Item
3 classification of the relevant
subsidiary. If a parent holding
company or control person has
filed this schedule pursuant
to Rule 13d-1(c) or Rule 13d-1(d),
attach an exhibit stating the
 identification of the relevant
subsidiary.
Not applicable

Item 8. Identification and
 Classification of Members
 of the Group
Not applicable
If a group has filed
 this schedule pursuant
to 240.13d-1(b)(1)(ii)(J),
 so indicate under Item 3(j)
and attach an exhibit stating
the identity and Item 3
classification of each member
of the group. If a group has filed
this schedule pursuant to Rule
13d-1(c) or Rule 13d-1(d), attach
an exhibit stating the identity of
each member of the group.
Item 9. Notice of Dissolution
 of Group. Notice of dissolution
of a group may be furnished as an
exhibit stating the date of the
dissolution and that all further
filings with respect to transactions
 in the security reported
on will be filed, if required,
by members of the group, in their
 individual capacity. See Item 5.
Not applicable
Item 10. Certifications
(a) The following certification
shall be included if the statement
 is filed pursuant to 240.13d-1(b):
By signing below I certify that,
to the best of my knowledge and
belief, the securities referred
to above were acquired and are held
in the ordinary course of business
and were not acquired and are not held
 for the purpose of or with the effect
of changing or influencing the control
 of the issuer of the securities and
were not acquired and are not held in
connection with or as a participant in
 any transaction having that purpose
or effect, other than activities solely
 in connection with a nomination under
240.14a-11.
(b) The following certification shall
be included if the statement is filed
 pursuant to 240.13d-1(b)(1)(ii)(J),
or if the statement is filed pursuant
to 240.13d-1(b)(1)(ii)(K) and a member
of the group is a non-U.S. institution
eligible to file pursuant to 240.13d-1
(b)(1)(ii)(J):
By signing below I certify that, to
the best of my knowledge and belief,
the foreign regulatory scheme applicable
to insert particular category of institutional
 investor
 is substantially comparable to the regulatory
scheme applicable to the functionally
 equivalent U.S. institution(s). I also
undertake to furnish to the Commission
staff, upon request, information that
would otherwise be disclosed in a
 Schedule 13D.
(c) The following certification
shall be included if the statement
is filed pursuant to 240.13d-1(c):
By signing below I certify that,
to the best of my knowledge and
belief, the securities referred
to above were not acquired and are
 not held for the purpose of or with
the effect of changing or influencing
the control of the issuer of the
 securities and were not acquired
 and are not held in connection with
 or as a participant in any transaction
 having that purpose or effect, other
than activities solely in connection
 with a nomination under 240.14a-11.
Signature. After reasonable inquiry and
 to the best of my knowledge and belief,
I certify that the information set
forth in this statement is true,
complete and correct.
Dated:__ FEBRUARY 14, 2021
_____.
Signature.
STEPHEN HILL, CHIEF COMPLIANCE OFFICER
Name/Title.
The original statement shall be signed
by each person on whose behalf the
statement is filed or his authorized
 representative. If the statement is
 signed on behalf of a person by his
 authorized representative other than
 an executive officer or general
partner of the filing person,
evidence of the representative's
 authority to sign on behalf of
such person shall be filed with
the statement, Provided, however,
 That a power of attorney for
his purpose which is already
on file with the Commission may
 be incorporated by reference.
The name and any title of each
 person who signs the statement
 shall be typed or printed beneath
his signature.
NOTE: Schedules filed in paper
format shall include a signed
original and five copies of the
schedule, including all exhibits.
 See Rule 13d-7 for other parties
for whom copies are to be sent.